FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following news release was issued today by SABB - The Saudi British Bank - a 40 per cent indirectly-held associate of HSBC Holdings plc.

SABB FIRST QUARTER 2006 RESULTS - HIGHLIGHTS


  - Net profit of SAR986 million (US$263 million) for the quarter ended 31
    March 2006 - up SAR530 million (US$141 million), or 116.3 per cent, over the same period in 2005.

  - Customer deposits of SAR54.5 billion (US$14.5 billion) at 31 March 2006 - up SAR12.2 billion (US$3.3 billion), or 28.8 per cent, over 31 March 2005.

  - Loans and advances to customers of SAR39.5 billion (US$10.5 billion) at 31 March 2006 - up SAR7.2 billion (US$1.9 billion), or 22.3 per cent, over 31 March 2005.

  - Total assets of SAR73.7 billion (US$19.7 billion) at 31 March 2006 - up SAR16.0 billion (US$4.3 billion), or 27.7 per cent, over 31 March 2005.

  - Earnings per share of SAR2.63 (US$0.70) for the quarter ended 31 March 2006
    - up 116.3 per cent from SAR1.22 (US$0.32) over the same period in 2005.^

  ^ Earnings per share for the quarter ended 31 March 2005 have been diluted to reflect a 1:2 bonus issue approved at the Annual General Meeting held on 21 March 2006 and a 5:1 share split effective 8 April 2006.

Commentary

SABB recorded a net profit of SAR986 million (US$263 million) for the quarter ended 31 March 2006. This represents an increase of 116.3 per cent over the SAR456 million (US$122 million) earned in the quarter ended 31 March 2005. Earnings per share increased to SAR2.63 (US$0.70) compared to SAR1.22 (US$0.32) for the first quarter in 2005.^

Customer deposits increased to SAR54.5 billion (US$14.5 billion) at 31 March 2006 from SAR42.3 billion (US$11.3 billion) at 31 March 2005.

Loans and advances to customers increased to SAR39.5 billion (US$10.5 billion) at 31 March 2006 from SAR32.3 billion (US$8.6 billion) at 31 March 2005.

The bank's investment portfolio totalled SAR18.3 billion (US$4.9 billion) at 31 March 2006, an increase from SAR16.4 billion (US$4.4 billion) at 31 March 2005.

John Coverdale, managing director, said: "SABB has built upon the momentum generated last year and has delivered strong first quarter results well above 2005 levels.

"Operating revenues have benefited from the exceptional growth seen in the local equity market in the first two months of the year, and robust contributions from our core banking activities. The bank's cost:income ratio has continued to reduce despite incurring higher overheads to support business growth, and the loan portfolio remains sound as reflected in the low provision for credit losses.

"On 11 February 2006 The Saudi British Bank re-branded as SABB and adopted the HSBC Hexagon logo demonstrating the close relationship that exists between SABB and our global partner.

"In early March, SABB's credit rating was upgraded from A- to A by Standard & Poor's and currently equals the highest ranking for any Saudi bank.

"Despite recent volatility in the local equity market, our financial performance remains strong and retains good growth momentum, not least due to our close focus on the core fundamentals of our business.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 11 April, 2006